                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                        For the month of September, 2002

                                AT&T CANADA INC.
                 (Translation of registrant's name into English)

                                   SUITE 1600
                           200 WELLINGTON STREET WEST
                                TORONTO, ONTARIO
                                 CANADA M5V 3G2
                    (Address of principal executive offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                           Form 20-F    |_|                   Form 40-F    |X|


     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                  Yes   |_|                           No   |X|


     If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______________

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                  AT&T CANADA INC.
                                  (Registrant)


Date: September 11, 2002          By:   /s/ Scott Ewart
                                     -------------------------------------------
                                  Name:  Scott Ewart
                                  Title: Senior Vice President, General Counsel,
                                         Secretary & Chief Privacy Officer

                                    [LOGO]



              AT&T CANADA ELECTS NOT TO PAY BOND INTEREST PAYMENTS
                            DUE SEPT. 15 AND SEPT. 23

               COMPANY HAS A 30-DAY INTEREST PAYMENT GRACE PERIOD

  CONTINUES TO MAKE PROGRESS TOWARD CONSENSUAL RESTRUCTURING OF ITS PUBLIC DEBT


TORONTO, ON (September 11, 2002) - AT&T Canada Inc. (TSX: TEL.B and NASDAQ:
ATTC) reported today that it has elected not to make bond interest payments totaling approximately US$47.8 million, due on September 15, 2002 and approximately CDN$5.4 million due on September 23, 2002.

At August 31, 2002 the company had approximately CDN$400 million in cash on hand and expects to receive a further CDN$240 million from the exercise of employee stock options upon the closing of the back-end transaction with AT&T Corp.

"We are in constructive discussions with our bondholders, our bank syndicate, AT&T Corp. and their respective representatives, and we are encouraged by our discussions thus far. Our objective remains to achieve a restructuring of our public debt that has the support of our bondholders and ensures the appropriate capital structure to enable AT&T Canada to be a strong long-term competitor. We view a consensual restructuring as achievable and in the best interests of all of our stakeholders. AT&T Canada's business continues to be strong and it remains business as usual with our customers and suppliers as we continue to provide state-of-the-art telecommunications services," said David Lazzarato, Executive Vice President and CFO, AT&T Canada.

The interest payments due on September 15, 2002 are: (1) US$ 38.25 million on a 7.65% US$1 billion note due on September 12, 2006; and (2) US$ 9.53 million on a 7.625% US$250 million note due March 15, 2003. The interest payment due on September 23, 2002 is CDN$5.4 million on a 7.15% CDN $150 million note. Under the terms of the indentures governing these series of bonds, the Company has 30 days from the scheduled interest payment date to make the required interest payment. If payment has not been made by this time, the company's debtholders would have the right to demand accelerated and immediate payment of these facilities and/or all of AT&T Canada's outstanding debt.

As previously disclosed, in the event that holders of the company's public debt, or lenders under the Senior Credit Facility, were to demand accelerated and immediate payment, the Company would not have the resources to fulfill those obligations in the absence of a successful capital restructuring.

ABOUT THE COMPANY: AT&T Canada is the country's largest competitor to the incumbent telecom companies. With over 18,700 route kilometers of local and long haul broadband fiber optic network, world class managed service offerings in data, Internet, voice and IT Services, AT&T Canada provides a full range of integrated communications products and services to help Canadian businesses communicate locally, nationally and globally. AT&T Canada Inc. is a public company with its stock traded on the Toronto Stock Exchange under the symbol TEL.B and on the NASDAQ National Market System under the symbol ATTC. Visit AT&T Canada's web site, www.attcanada.com for more information about the company.

Note for Investors: This news release includes statements about expected future events and/or financial results that are forward-looking in nature and subject to risks and uncertainties. For those statements, we claim the protection of the safe harbor for forward-looking statements provisions contained in the Private Securities Litigation Reform Act of 1995. The company cautions that actual performance will be affected by a number of factors, many of which are beyond the company's control, and that future events and results may vary substantially from what the company currently foresees. Discussion of the various factors that may affect future results is contained in the company's recent filings with the Securities and Exchange Commission, the Ontario Securities Commission, and SEDAR.

                                   -- ## --


FOR ADDITIONAL INFORMATION, PLEASE CONTACT:

MEDIA:                                      INVESTORS AND ANALYSTS:
Ian Dale                                    Brock Robertson
(416) 345-2227                              (416) 345-3125
ian.dale@attcanada.com                      brock.robertson@attcanada.com

May Chiarot                                 Dan Coombes
(416) 345-2342                              (416) 345-2326
may.chiarot@attcanada.com                   dan.coombes@attcanada.com

                                     -2-